SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

Solicitation/ Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 4

TRW INC.

(Name of Subject Company)

TRW INC.

(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.625 Per Share

Cumulative Serial Preference Stock II, $4.40 Convertible Series 1
Cumulative Serial Preference Stock II, $4.50 Convertible Series 3

(Title of Class of Securities)

872649108

872649504
872649603
(CUSIP Number of Class of Securities)

William B. Lawrence

Executive Vice President, General Counsel and Secretary
TRW Inc.
1900 Richmond Road
Cleveland, Ohio 44124
(216) 291-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notice and

Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Peter Allan Atkins

Eric L. Cochran
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to Schedule 14D-9 amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 originally filed by TRW Inc. on March 13, 2002 and amended on March 25, 2002, April 1, 2002 and April 3, 2002. Except as otherwise indicated, the information set forth in the original Schedule 14D-9 and Amendment Nos. 1 to 3 thereto remains unchanged.

Item 9.  Exhibits

Item 9 is hereby amended and supplemented by adding the following thereto:

Exhibit No.

(a)(10)	Presentation Regarding Proxy Voting Recommendation
(a)(11)	Transcript of Webcast by Mr. Philip Odeen on TRW’s corporate intranet, dated April 4, 2002, providing certain information to TRW’s employees.
(a)(12)	Shareholder Voting Guide to TRW Shareholders

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRW INC.

Dated: April 4, 2002

By:	/s/ WILLIAM B. LAWRENCE

William B. Lawrence
Executive Vice President, General Counsel and Secretary